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15047917

KH 3/10

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-66089

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aurus Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Lorton Avenue, Suite 105
(No. and Street)

Burlingame	**California**	**94010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Augustus **650-401-5700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/12

OATH OR AFFIRMATION

I, **Richard J. Augustus**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aurus Advisors, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

See attached California Acknowledgement. Date 2/19/15

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO)

On FEBRUARY 19, 2015 before me, Mercedes E. Navarro, Notary Public
(insert name and title of the officer)

personally appeared RICHARD John AUGUSTUS,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(ies), and that by his/~~her~~/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MERCEDES E. NAVARRO
COMM.#1946220
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires July 31,2015

Signature (Seal)

Aurus Advisors, Inc.

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Aurus Advisors, Inc.

We have audited the accompanying financial statements of Aurus Advisors, Inc. (the "Company") (a California S corporation), which are comprised of the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Aurus Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates

Walnut Creek, California
February 18, 2015

Aurus Advisors, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	35,880
Accounts receivable		114,371
Warrants receivable		538
Other assets - warrants		5,644
Total Assets	$	156,433

Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable		36,672
Due to stockholder		3,787
Total Liabilities		40,459
Stockholders' Equity		
Common stock (no par value;1,000,000 shares authorized;10,000 shares issued and outstanding)		79,025
Retained earnings		36,949
Total Stockholders' Equity		115,974
Total Liabilities and Stockholders' Equity	$	156,433

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Income

For the Year Ended December 31, 2014

Revenue		
Investment Advisory Fees	$	1,373,442
Broker fees		619,043
Consulting Fees		130,000
Other income		7,805
Unrealized Gain		5,067
Total Revenue		2,135,357
Operating Expenses		
Commissions		1,383,644
Compensation		490,617
Professional fees		58,351
Occupancy expense		18,000
Other operating expenses		142,212
Total Expenses		2,092,824
Income before income taxes		42,533
Tax provision		800
Net Income	$	41,733

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2014

	Common Stock	Retained Earnings (Deficit)	Total
December 31, 2013	$ 79,025	$ (4,784)	$ 74,241
Net income		41,733	41,733
December 31, 2014	$ 79,025	$ 36,949	$ 115,974

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	41,733
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain		(5,067)
(Increase) decrease in:		
Accounts receivable		(58,587)
Other assets - warrants		(1,015)
Warrants receivable		915
Prepaid expenses and other assets		1,120
Increase (decrease) in:		
Accounts payable		(2,362)
Commissions payable		24,156
Due to stockholder		(799)
Net Cash Provided by Operating Activities		94
Net Increase in Cash and Cash Equivalents		94
Cash and cash equivalents at beginning of year		35,786
Cash and Cash Equivalents at End of Year	$	35,880
Supplemental Disclosure:		
Taxes paid		800

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2014

1. Organization

Aurus Advisors, Inc. (the "Company") was formed as a California S corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking and Advisory Fees
Revenues are earned from providing investment banking and advisory services to corporations, institutional investors and hedge funds. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2010.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2014. The provision for income taxes shown in the accompanying statement of income consists of current taxes of $800.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2014

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- 1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $32,093 which exceeded the requirement by $27,093.

4. Lease Obligation

On June 5, 2014, the Company entered into an operating lease for an automobile. The lease term is 3 years at monthly payments of $926 and ends on June 5, 2017. Future minimum lease payments under the lease are:

Year	Amount
2015	$11,111
2016	11,111
2017	4,630
Total	$26,852

5. Risk Concentrations

Due to the nature of the Company's advisory services business, 72% of the Company's revenue during the year was generated from three customers. At December 31, 2014, 80% of the receivable of $114,908 was related to one customer.

6. Related Party Transactions

At December 31, 2014, a stockholder was owed $3,787 for reimbursable expenses. The Company paid a stockholder $12,000 for rent in 2014.

7. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2014, the Company did not make any discretionary contributions for the year.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2014

8. Fair Value Measurements Continued

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investments in Securities

Fair value of securities receivable is based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of management's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants and warrants receivable	-	-	$6,182	$6,182

Changes in Assets Classified in Level 3 for 2014:

Warrants and Warrants Receivable	Amount
Balance at January 1, 2014	$1,015
Warrants earned	100
Unrealized gain	5,067
Balance at December 31, 2014	$6,182

9. Subsequent Events

The Company has evaluated subsequent events through February 10, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Aurus Advisors, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net Capital	
Total stockholders' equity	$ 115,974
Less: Non-allowable assets	
Accounts receivable	77,699
Warrants receivable	538
Other assets - warrants	5,644
Total non-allowable assets	83,881
Net Capital	32,093
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $40,459 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 27,093

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2014)

There were no material differences noted in the Company's net capital computation at December 31, 2014.

See accompanying notes to the financial statements.

Aurus Advisors, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Aurus Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Aurus Advisors, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the deductions were understated by $5,067.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter + Associates

Walnut Creek, California
February 18, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1244*******************ALL FOR AADC 940
066089 FINRA DEC
AURUS ADVISORS INC
345 LORTON AVE STE 105
BURLINGAME CA 94010-4134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 5,338
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/31/2014 Date Paid	(1,806)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,532
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward) .	$ 3,532
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aurus Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10th day of February, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,135,357

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,135,357

2e. General Assessment @ .0025 $ 5338

(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Aurus Advisors, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Aurus Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Aurus Advisors, Inc. met the identified exemption provisions for the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter & Associates

Walnut Creek, California
February 18, 2015

AURUS ADVISORS, INC.
345 LORTON AVENUE, SUITE 105
BURLINGAME, CALIFORNIA 94010
TELEPHONE 650-401-5700 FACIMILE 801-838-3837

January 1, 2015

SEA 15c3-3 Exemption Report

I, Richard J. Augustus, President of Aurus Advisors, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2014 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Richard J. Augustus
President

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Job : 726
Date: 3/31/2015
Time: 10:34:57 AM